                    [LETTERHEAD OF COOLBRANDS INTERNATIONAL]





                                                                   July 11, 2006

April Sifford
Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
Washington, D.C. 20549-7010

Dear Ms. Sifford

     We have reviewed your letter dated June 29, 2006 and are pleased to provide you with our response to your comments. Our response contained in this letter has been numbered to correspond to the comment contained in your letter dated June 29, 2006 and have been addressed as follows:

     1. We have incorporated your comments as you requested. Please see the changes indicated on the attached.

     We will also file the Company's response and a marked up copy of our Form 20-F on Edgar on Wednesday July 12, 2006. The Company awaits any additional comments or questions you may have after reviewing our response. The Company will file an amended Form 20-F after we receive your final approval.

Sincerely,

/s/ Gary P. Stevens

Gary P. Stevens

CoolBrands International Inc.

Consolidated Statements of Operations for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars, except for per share data)





                                                                  2005         2004        2003
Net revenues:

Net sales                                                      $ 364,686    $ 406,470    $ 199,015

Royalties, licensing, and consumer products license revenues       6,138        3,595        3,550

Drayage and other income                                          14,246       39,873       11,455
                                                               -----------------------------------

Total net revenues                                               385,070      449,938      214,020
                                                               -----------------------------------

Cost of goods sold                                               361,668      329,346      140,250
Selling, general and administrative expenses (Revised)            54,090       79,883       41,239
Interest expense                                                   2,586        1,498        1,343
Asset impairment                                                  55,525        2,788
Loss on sale of building                                                                       263
Gain on sale of building                                          (3,634)
                                                               -----------------------------------

(Loss) earnings before income taxes and minority interest        (85,165)      36,423       30,925

Minority interest                                                 (2,700)        (958)         365
                                                               -----------------------------------

(Loss) earnings before income taxes                              (82,465)      37,381       30,560
                                                               -----------------------------------

(Recovery of) provision for income taxes:

Current                                                          (10,193)      29,183       11,832
Deferred                                                           1,798      (15,314)         (98)
                                                               -----------------------------------

                                                                  (8,395)      13,869       11,734
                                                               -----------------------------------

Net (loss) earnings                                            $ (74,070)   $  23,512       18,826
                                                               ===================================

Per share data:

(Loss) earnings per share:

Basic                                                          $   (1.32)   $     .42    $     .36
Diluted                                                        $   (1.32)   $     .42    $     .35
                                                               ===================================

Weighted average shares outstanding:
Shares used in per share calculation - basic                      55,924       55,441       51,746
Shares used in per share calculation - diluted                    55,924       56,329       53,992


           See accompanying notes to consolidated financial statements

CoolBrands International Inc.

Consolidated Statements of Cash Flow for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)




                                                                                2005       2004       2003
Cash and short-term investments provided by (used in):

Operating activities:
Net (loss) earnings                                                           $(74,070)  $ 23,512   $ 18,826
Adjustments to reconcile net (loss) net earnings to net cash flows from operating activities
   Depreciation and amortization                                                 5,042      4,526      3,239
   Asset impairment                                                             55,525      2,788
   Stock-based compensation expense                                              1,918     30,983      1,649
   Deferred income taxes                                                         1,798    (15,314)     1,716
   Gain on sale of building                                                     (3,634)
   Loss on sale of asset held for sale                                                                   263
   Minority interest                                                            (2,700)      (958)       365
Cash effect of changes, net of the effects from businesses acquired
   Receivables                                                                  13,815    (21,115)    (3,734)
   Receivables - affiliates                                                      2,043     (1,464)       609
   Allowance for doubtful accounts                                                 (56)       126       (785)
   Inventories                                                                   4,500     (6,845)    (6,545)
   Prepaid expenses                                                             (2,207)     6,252     (1,179)
   Income taxes recoverable                                                     (9,767)
   Accounts payable                                                             15,842     16,740     (5,398)
   Payables - affiliates                                                          (230)       277       (173)
   Accrued liabilities                                                           8,744     (4,843)    (1,656)
   Income taxes payable                                                         (4,935)     9,319     (1,655)
   Other assets                                                                   (513)        53        263
   Other liabilities                                                               124       (268)      (739)
                                                                               -----------------------------
Cash provided by operating activities                                           11,239     43,769      5,066
                                                                               -----------------------------

Investing activities:
Purchase of property, plant and equipment                                      (12,409)   (13,363)    (4,141)
Purchase of intangible assets                                                                 (76)       (82)
Purchase of license agreements                                                     (26)      (300)    (1,070)
Proceeds from sale of building                                                   5,434
Proceeds from asset held for sale                                                                      2,370
Increase in restricted cash                                                    (10,000)
Purchase of investments                                                         (2,500)   (33,050)
Redemption of investments                                                       23,050      5,000
Acquisitions, net of cash acquired                                             (59,609)               (9,681)
Increase in notes receivable                                                       (28)                   (4)
Collection of notes receivable                                                      65         23        249
                                                                              ------------------------------
Cash used in investing activities                                              (56,023)   (41,766)   (12,359)
                                                                              ------------------------------

Financing activities:
Expense from special warrants                                                                           (104)
Change in revolving line of credit, secured                                      2,661      1,514
Change in revolving line of credit, unsecured                                                          2,000
Capital contributions from minority interest                                                8,907
Proceeds from short term borrowings                                             44,553
Return of capital contribution to minority interest                                        (2,000)
Proceeds from issuance of Class A and B shares                                      57     12,286        124
Repayment of short term borrowings                                             (10,000)
Repayment of long-term debt                                                     (4,007)    (5,781)    (6,855)
                                                                              ------------------------------
Cash provided (used) by financing activities                                    33,264     14,926     (4,835)
                                                                              ------------------------------
Increase (decrease) in cash flows due to changes in foreign exchange rates        (695)    (2,412)    (1,870)
                                                                              ------------------------------

(Decrease) increase in cash and cash equivalents                               (12,215)    14,517    (13,998)

Cash and cash equivalents - beginning of year                                   36,277     21,760     35,758
                                                                              ------------------------------

Cash and cash equivalents - end of year                                       $ 24,062   $ 36,277     21,760
                                                                              ==============================



          See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill


      Definite life intangible assets are amortized over their estimated useful lives. The Company is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During the fourth quarter of 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a $ 2,941 non-cash pre tax charge related to intangible asset impairment and a non-cash pre tax charge of $52,101 related to goodwill impairment. After receiving notification on July 28, 2004 that the license agreement with Weight Watchers International would not be extended, the Company evaluated certain intangible assets directly related to the Weight Watchers license agreement. Based on this evaluation, the Company determined that these intangible assets were fully impaired and as a result recorded an impairment charge of approximately $2,788 during the fourth quarter ended August 31, 2004.


      At August 31, 2005 and 2004 goodwill by reportable segment was as follows:


                                                      2005         2004
                                                 ---------   ----------
Frozen desserts                                  $   3,752   $   52,461
Yogurt                                              27,582
Foodservice                                         11,302       11,302
Dairy components                                       745          488
Franchising and licensing                            4,446        7,837
                                                 ---------   ----------

Total Goodwill                                   $  47,827   $   72,088
                                                 =========   ==========

Intangible assets at August 31, 2005 and 2004 were as follows:



                                                    2005                      2004
                                           -----------------------   -----------------------
                                           Gross      Accumulated    Gross
                                           Carrying   Amortization   Carrying   Accumulated
                                           Amount                    Amount     Amortization
                                           --------   ------------   --------   ------------
Non-amortizable intangible assets          $ 15,000   $              $          $
Amortizable intangible assets                 8,126          3,362     12,567          4,305
Other assets                                  2,605                     3,918
                                           --------   ------------   --------   ------------

Total Intangible assets and other assets   $ 25,731   $      3,362   $ 16,485   $      4,305
                                           ========   ============   ========   ============


      Non-amortizable intangible assets are substantially comprised of trademark rights purchased through the acquisitions. Amortizable intangible assets consist primarily of certain trademarks, license agreements and franchise agreements and rights. Pre-tax amortization expense for intangible assets was $745 and $872 for the years ended August 31, 2005 and 2004 respectively. Amortization expense for each of the next five years is currently estimated to be $745 or less.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill (cont'd)

      The movement in goodwill and gross carrying amounts of intangible and other assets is as follows:




                                              2005                        2004
                                    -------------------------   -------------------------
                                               Intangible and              Intangible and
                                    Goodwill   other assets     Goodwill   other assets
                                    --------   --------------   --------   --------------

Balance at August 31                $ 72,088   $       16,485   $ 71,977   $       19,928
   Changes due to:
      Acquisitions                    27,840           15,000        111
      Goodwill impairment            (52,101)
      Intangible asset impairment                      (2,941)                     (2,788)
      Other                                            (2,813)                       (655)
                                    --------   --------------   --------   --------------
Balance at August 31                $ 47,827   $       25,731   $ 72,088   $       16,485
                                    =====================================================



Note 8. Short-term borrowings

                                                   2005
Unsecured                                      $ 30,000
Secured                                           4,553
                                               --------
                                               $ 34,553
                                               ========

There were no short term borrowings during the year ended August 31, 2004.

Unsecured

      In connection with the acquisition of the Breyer's yogurt business from Kraft in March 2005, a U.S. subsidiary borrowed $40,000 to finance the acquisition. The unsecured term loan requires monthly payments of interest and repayment of the $40,000 principle balance on November 1, 2005. Interest is payable monthly with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin are the lower of prime plus 0.5% or libor plus 2.5% (6.02% at August 31, 2005). On August 23, 2005, the Company made a principal payment of $10,000 in anticipation of the September 2, 2005 amendment as discussed in Note 9. As of August 31, 2005 the term loan balance was $30,000.

Secured

      On April 27, 2005 Americana Foods LP ("Americana"), which is owned 50.1% by the Company, borrowed $4,553 to purchase a building and adjacent acreage. The loan terms requires monthly, interest-only payments until the April 27, 2006 anniversary date of the note. The note bears interest at Prime plus 0.5% (7.0% at August 31, 2005). The agreement provides a one-time right to extend the maturity date by two years until April 27, 2008. Monthly payments during the two year extension period will be based on a 25-year amortization period.

                                      F-21